EXHIBIT 17.1

May 31, 2007

Command Center, Inc.
3773 West Fifth Avenue
Post Falls, Idaho 83854

Glenn Welstad, Chairman of the Board,

It is with regret that I resign from the Board of Directors of Command Center, Inc. and from my position as Chairman of the Audit Committee.

I find it is impossible for me to perform my duties due to my prolonged medical problems and find it in my interest and yours to resign these positions. I do not have any disputes with Command Center, Inc.

I offer my continuing knowledge and assistance whenever possible to the Board of Directors of Command Center, Inc.

John R. Coghlan

Cc: Brad E. Herr, Chief Financial Officer